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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PROVIDENCE AND WORCESTER RAILROAD COMPANY
(Name of Issuer)
Common Stock
(Title of Class of Securities)
743737108
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 Pages

CUSIP No. 743737108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 285,845
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 285,485
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,485
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Based upon an aggregate of 4,477,644 shares outstanding as of November 1, 2004.

Page 2 of 7 Pages

CUSIP No. 743737108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Performance Limited Partnership; Tax I.D. No.: 36-3645043
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 12,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 12,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon an aggregate of 4,477,644 shares outstanding as of November 1, 2004.

Page 3 of 7 Pages

CUSIP No. 743737108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Limited Partnership No. 1; Tax I.D. No.: 36-3528572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 8,500
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 8,500
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon an aggregate of 4,477,644 shares outstanding as of November 1, 2004.

Page 4 of 7 Pages

CUSIP No. 743737108

        This Amendment No. 5 to the undersigned’s Schedule 13G, which was originally filed on June 15, 2000 (the “Schedule 13G”) with regard to Providence and Worcester Railroad Company (the “Issuer”) is being filed to amend Item 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

Keeley Asset Management Corp.

(a)	Amount Beneficially Owned: 285,845

(b)	Percent of Class: 6.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 285,845

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 285,845

(iv)	shared power to dispose or to direct the disposition of: -0-

Kamco Performance Limited Partnership

(a)	Amount Beneficially Owned: 12,000

(b)	Percent of Class: 0.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 12,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 12,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Kamco Limited Partnership No. 1

(a)	Amount Beneficially Owned: 8,500

(b)	Percent of Class: 0.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 8,500

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 8,500

(iv)	shared power to dispose or to direct the disposition of: -0-

Page 5 of 7 Pages

CUSIP No. 743737108

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 31st day of January, 2005.

KEELEY ASSET MANAGEMENT CORP.

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

KAMCO PERFORMANCE LIMITED PARTNERSHIP

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner

KAMCO LIMITED PARTNERSHIP NO. 1

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner

Page 6 of 7 Pages

CUSIP No. 743737108

EXHIBIT 1 TO SCHEDULE 13G

        Keeley Asset Management Corp., Kamco Performance Limited Partnership and Kamco Limited Partnership No. 1 agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.

        Dated this 31st day of January, 2005.

KEELEY ASSET MANAGEMENT CORP.

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

KAMCO PERFORMANCE LIMITED PARTNERSHIP

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner

KAMCO LIMITED PARTNERSHIP NO. 1

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner

Page 7 of 7 Pages